UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

[X]	Form 10-K	[ ]	Form 20-F	[ ]	Form 11-K	[ ]	Form 10-QSB

For the period ended September 30, 2006.

[ ]	Transition Report on Form 10-K.
[ ]	Transition Report on Form 20-F.
[ ]	Transition Report on Form 11-K.
[ ]	Transition Report on Form 10-Q.
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

GREATER CHINA MEDIA AND ENTERTAINMENT CORP.
(formerly AGA Resources, Inc.)

(Exact Name of Registrant as Specified in Charter)
Nevada

                           (State or Other Jurisdiction of Incorporation)

000-51781

(Commission File Number)

N/A

                                              (I.R.S. Employer Identification No.)

10th Floor, Building A, TongYongGuoJi Center
No.3 Jianguomenwai Road, Chaoyang District, Beijing
China 100101

                         (Address of Principal Executive Offices) (Zip Code)

86-10-5921-2222

(Registrant's Telephone Number, Including Area Code)

PART II - RULES 12B-25 and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed.

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)

The subject annual report, semi-annual report, transition report of Form 10-K, Form 20-F, 11K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Auditors were unable to complete their review of the financial statements.

PART IV - OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification.

John Hui
10th Floor, Building A, TongYongGuoJi Center
No.3 Jianguomenwai Road, Chaoyang District, Beijing
China 100101
86-10-5921-2222

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify reports.

Yes	[X]	No	[ ]

2.
Is its anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	[ ]	No	[X]

3.	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Greater China Media and Entertainment Corp. has caused this notification to signed on its behalf by the undersigned hereunto duly authorized, on this 29th day of December, 2006.

Greater China Media and Entertainment Corp.

BY:	/s/ John Hui
John Hui, CEO and Director